June 25, 2008	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:	Ms. Carmen Moncada-Terry

Re:                               Transocean Inc.

Response to SEC Staff Comments sent by a letter

dated May 29, 2008

Ladies and Gentlemen:

On behalf of Transocean Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated May 29, 2009, regarding the Company’s Form 10-K for the year ended December 31, 2007, filed February 28, 2008 and Schedule 14A, filed April 2, 2008 (File No. 333-75899).

The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company.  Also transmitted herewith is the acknowledgment requested in the Staff’s closing comments.

Please telephone Gene J. Oshman (713.229.1178) or the undersigned (713.229.1749) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ James H. Mayor
James H. Mayor

June 25, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:              Ms. Carmen Moncada-Terry

Re:                               Acknowledgments Related to Transocean Inc.’s Response to the Staff’s Comment Letter dated May 29, 2008

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated May 29, 2008 from H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K for the year ended December 31, 2007, filed February 28, 2008, and Schedule 14A filed on April 2, 2008, of Transocean Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSOCEAN INC.

By:	/s/ Eric B. Brown
Eric B. Brown
Senior Vice President, General
Counsel and Assistant Corporate
Secretary

Transocean Inc.

Memorandum in Response to Staff Comments

Form 10-K for the Year Ended December 31, 2007, Filed February 28, 2008, Schedule 14A

Filed April 2, 2008 (File No. 333-75899)

This memorandum sets forth the responses of Transocean Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated May 29, 2008 from H. Roger Schwall, Assistant Director, with respect to the Company’s Form 10-K filed on February 28, 2008 and Schedule 14A filed on April 2, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

Comment:

1.                                       We note the disclosure on page 13 that you hold a passive minority interest in a joint venture that operates in Syria.  We note also the disclosure on page 6 that your drilling fleet is located in areas including the Far East and the Middle East.  These regions include North Korea, Iran, Syria and Sudan, countries identified by the State Department as state sponsors of terrorism.  Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through direct or indirect arrangements.  Your response should describe in reasonable detail any equipment, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Company Response:

We do not transact business in or with North Korea, Iran or Sudan, and we only have limited contacts with Syria through a joint venture in which we own a non-controlling minority interest.  The minority interest in the joint venture mentioned in our Form 10-K for the year ended December 31, 2007 was acquired through our merger with GlobalSantaFe Corporation (“GlobalSantaFe”) in November 2007.  The joint venture, Arab Drilling & Workover Company (“ADWOC”), is a Libyan joint company, of which we own 40%, with the remaining 60% interests being owned by parties unrelated to us.  One of these parties is Arab Petroleum Investments Corporation, a Saudi Arabian company (“APIC”), which, according to its website, was established by the governments of the ten member states of the Organization of Arab Petroleum Exporting Countries, which have the following interests in APIC:  Kuwait (17% interest), Saudi Arabia (17% interest), United Arab Emirates (17% interest), Libya (15% interest), Iraq (10% interest), Qatar (10% interest), Algeria (5% interest), Bahrain (3% interest), Egypt (3% interest) and Syria (3% interest).  APIC owns a 20% interest in ADWOC.  The other party is Arab Petroleum Services Company, a Libyan company (“APSCO”), which owns a 40% interest in ADWOC.  Although we believe the same group of countries that are the shareholders of APIC are also shareholders of APSCO, we have no information to verify the shareholdings.  The Establishment Agreement and Statutes of the joint venture provide us with the right to appoint two of the five members of the board of directors of ADWOC.  While the Libyan Sanctions Regulations of the Office of Foreign Asset Control (“OFAC”) were in effect, our two representatives on the board generally attended but did not otherwise participate in meetings of the board of directors.  Since the Libyan Sanctions Regulations were lifted by Executive Order, our representatives have voted on some matters at meetings of the board of directors of ADWOC.

ADWOC provides onshore and offshore drilling operations and related services.  ADWOC owns approximately a dozen active land drilling rigs, one of which generally operates in Syria, and that may continue to be the case in the future.  The remainder of its rigs operate in Libya.  Our investment in ADWOC is not material to our financial position, as it represented less than one percent of our total assets at December 31, 2007.  Additionally, although we account for our investment in ADWOC using the cost method of accounting, ADWOC’s net income was less than one percent of our net income for the year ended December 31, 2007.  The income generated in Syria is negligible.  We believe our minority investment has been maintained in accordance with all applicable OFAC regulations.  Based on the above factors, we do not believe that the operations conducted by ADWOC in Syria or the Syrian government’s ownership interest in other shareholders of ADWOC constitute a material risk for our security holders.

Our inadvertent contact with Iran is described in the response to comment 3 below.  Other than the limited contacts with Syria described above and the inadvertent contact with Iran described in the response to comment 3 below, we are not aware of any contacts with the referenced countries.

Comment:

2.                                       We refer you to the disclosure in the last paragraph on page 19, under the risk factor sub-heading, “Our non-U.S. operations involve additional risks not associated with our U.S. operations.”  The paragraph does not indicate clearly that you do business in or with any country identified by the State Department as a state sponsor of terrorism, or indicate in or with which of such countries you have business contacts.  Accordingly, it is not clear from the paragraph why legislation regarding investments in “companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states” would be relevant to you.  Please advise, or revise as appropriate.

Company Response:

We will revise the paragraph in future filings to clarify that we are referring to our interest in the ADWOC joint venture, which operates to a limited extent in Syria, a country that has been designated as a state sponsor of terrorism by the U.S. State Department.  Please see the proposed language in the response to Comment 4 below.

Comment:

3.                                       We refer you to the disclosure on page 38 that goods bound for your rig in Turkmenistan were shipped through Iran by a freight forwarder, a potential violation of U.S. sanctions regulations that you have reported to OFAC.  Please make clear in any future disclosure regarding the matter that Iran also is designated by the U.S. as a state sponsor of terrorism.

To the extent practicable pending completion of the investigation into the matter by outside counsel, please describe to us the circumstances surrounding the potential violation of U.S. sanctions regulations, and how the potential violation came to light.  Include in your response information regarding the amount of time that elapsed between the potential violation and its discovery, and the reasons your internal compliance program did not prevent the goods from being shipped through Iran.  Please also clarify for us whether the potential violation consists of a single instance or multiple instances in which goods were shipped through Iran, and address your potential financial liability in connection with the matter and whether such liability would be material to you.

Company Response:

On February 19, 2008, we voluntarily self-disclosed to OFAC that our internal compliance program had detected potential violations of the Iranian Transactions Regulations. In particular, we reported that we had identified export or reexport transactions involving the transshipment or transit of goods by a third party freight forwarder engaged by one of our subsidiaries through Iran to a drilling rig located in Turkmenistan.  The goods generally included spare parts and supplies for drilling rig operations, maintenance and support. According to information available, the rig was deployed in Turkmenistan waters in or around April 2004 and from then until early 2008 certain shipments destined to the rig transited through Iran.  These shipments were possibly in the range of one to two shipments per month.

After our internal compliance program identified the issue, we immediately halted such shipments.  We have retained outside counsel to conduct a thorough investigation of the matter. The investigation is ongoing and at this point we do not know how such shipments occurred and whether or not the Iranian Transactions Regulations were in fact violated. Accordingly, we cannot predict the ultimate outcome of the matter or to what extent we could be subject to fines, sanctions or other penalties and whether or not any such fine, sanction or penalty may be material to us. We are reviewing our policies, procedures and training to determine why the potential violations were not detected earlier.

In future filings, we will clarify that Iran has been designated by the U.S. State Department as a state sponsor of terrorism.  Please see the response to Comment 4 below.

Comment:

4.                                       Please discuss the materiality of any contacts described in response to comment one, and whether those contacts would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

Company Response:

Please see our response to Comment 1 above.  We also propose to modify our disclosure comparable to the disclosure in the last paragraph on page 18 of our Form 10-K in future filings to read as follows:

“Our non-U.S. contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development and taxation of offshore earnings and earnings of expatriate personnel.  We are also subject to OFAC and other U.S. laws and regulations governing our international operations.  In addition, various state and municipal governments, universities and other investors have proposed or adopted divestment and other initiatives regarding investment (including, with respect to state governments, by state retirement systems) in companies that do business with countries that have been designated as state sponsors of terrorism by the U.S. State Department.  We have a minority interest in a joint venture that operates to a limited extent in Syria, which has been designated as a state sponsor of terrorism by the U.S. State Department.  Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.  Our internal compliance program has identified a potential OFAC compliance issue involving the shipment of goods by a freight forwarder through Iran, another country that has been designated as a state sponsor of terrorism by the U.S. State Department.  See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook–Regulatory Matters.”  Potential investors could view our minority interest in our Libyan joint venture and any potential violations of OFAC regulations negatively, which could adversely affect our reputation and the market for our ordinary shares.”

We believe that our prompt response to the potential OFAC compliance issue upon its discovery demonstrates our commitment to compliance with applicable laws and regulations and should be reassuring to a reasonable investor.

Comment:

5.                                       Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.

Company Response:

Please see our responses to Comment 1 and Comment 4 above.  To our knowledge, the governments of the referenced countries (those designated by the U.S. State Department as state sponsors of terrorism), or persons or entities controlled by those governments, are not receiving cash or acting as intermediaries in connection with our operations and contacts.  However, as noted above in our response to Comment 1, we understand that the government of Syria does own a 3% interest in APIC, which is another member of the ADWOC joint venture.  We believe that Syria may also have an interest in APSCO, which is another member of the ADWOC joint venture.  We do not believe that our investment in ADWOC or the involvement of the Syrian government as a shareholder in APIC or APSCO would be material to a reasonable investor.

Note 7 — Debt, page 76

Comment:

6.                                       We note that in 2007 you issued 1.625% Series A, 1.50% Series B and 1.50% Series C Convertible Senior Notes totaling $6.6 billion.  We further note that the initial conversion rate is subject to adjustment upon the occurrence of certain corporate events.  Please specify which events should they occur would result in an adjustment to the conversion rate.  In addition, please tell us if there was a related contingent beneficial conversion feature at the commitment date and indicate if such contingency has been resolved.  Refer to EITF 98-5 and EITF 00-27.

Company Response:

The initial conversion rate of the convertible notes is subject to adjustment in the event of specified corporate events, including (1) the issuance of ordinary shares as a dividend or distribution on our ordinary shares, or a subdivision or combination of our outstanding ordinary shares, (2) the issuance to all of our ordinary shareholders of rights or warrants that allow the shareholders, for a period ending not more than 60 days after the record date for such issuance, to purchase ordinary shares at less than the current market price, (3) the distribution to all of our ordinary shareholders of shares of capital stock, evidences of debt or other non-cash assets, (4) specified distributions of cash to all or substantially all of our ordinary shareholders and (5) specified purchases of ordinary shares by us pursuant to a tender offer or exchange offer.

EITF Issue No. 98-5 defines a beneficial conversion feature as a non-detachable conversion feature associated with convertible debt securities or convertible preferred stock that is in-the-money at the commitment date.  For instruments that contain beneficial conversion features, the EITF requires that an issuer allocate to additional paid-in capital a portion of the proceeds equal to the intrinsic value of the beneficial conversion feature.

On the date of the issuance of the convertible notes, December 11, 2007, the closing market price for our ordinary shares was $135.93, which was below the initial conversion price of the convertible notes of $168.61.  The beneficial conversion features of the notes were inoperable at the date of issuance of the notes and continued to be inoperable as of December 31, 2007.  Additionally, no contingencies related to the conversion features existed as of December 31, 2007.

Note 16 — Commitments and Contingencies, page 87

Comment:

7.                                       Please expand your disclosure to include your conclusions as to the likelihood of a loss using the terms defined in paragraph 3 of SFAS 5.  To the extent you determine the likelihood of a loss is reasonably possible or probable, please include the disclosure items required by either paragraph 10 or 11 of SFAS 5.

Company Response:

SFAS 5, Accounting for Contingencies, requires that we assess the likelihood that a liability has been incurred as a result of legal matters and accrue, by a charge to income, the amount of such liability if it is both determined to be probable and the amount of the loss can be reasonably estimated. In addition, we are required to disclose the nature of any resulting accrual and, in some circumstances, the amount of the accrual.

SFAS 5 also requires that we disclose loss contingencies when there is at least a reasonable possibility that a loss has been incurred.  Any such disclosure is required to include the nature of the contingency and an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

In accordance with SFAS 5, we assess each claim or exposure to determine the likelihood that the ultimate resolution of the matter might result in an adverse effect on our financial condition, results of operations or cash flows. When we determine that an unfavorable resolution of a matter is probable and such amount of loss can be reasonably estimated, we record a reserve for the estimated loss at the time that both of these criteria are met.

When we assessed the legal proceedings described in footnote 16 to our 2007 Annual Report on Form 10-K, we determined that the likelihood that a future event or events will confirm that a loss has been incurred for those disclosed matters is reasonably possible but not probable.  Accordingly, as of December 31, 2007, we did not have any material SFAS 5 accruals recorded on our consolidated balance sheet.  We have disclosed the other matters because they are reasonably possible loss contingencies. Our disclosure included a description of the nature of the matter, including the estimated possible loss or range of loss or a discussion indicating why such amount cannot be estimated. We have also disclosed that in each instance we do not believe the ultimate liability will have a material adverse effect on our financial condition, results of operations or cash flows.  We believe the disclosure in our 2007 Annual Report on Form 10-K meets the requirements of SFAS 5.  Additionally, in Item 7, Critical Accounting Estimates – Contingent Liabilities, on page 53 of the Form 10-K, we have described how we have applied the standard, using the terms defined in paragraph 3 of SFAS 5.

Note 19 — Segments, Geographical Analysis and Major Customers, page 103

Comment:

8.             Please provide the information contemplated by paragraphs 26-32 of SFAS 131 for each of your two reportable segments.

Company Response:

We evaluate our business segments in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.  As stated in Note 19 to our consolidated financial statements, we have established two reportable segments as a result of our merger with GlobalSantaFe: (1) contract drilling and (2) other.  Prior to the merger with GlobalSantaFe, we had only one reportable segment, Transocean Drilling, which was equivalent to the contract drilling segment.

The contract drilling segment comprises the operations of our drilling units, which operate in a single, global market for the provision of contract drilling services.  The location of our rigs and the allocation of resources to build or upgrade rigs are determined by the activities and needs of our customers.  The criteria used in identifying this segment as a single segment were not affected by our merger with GlobalSantaFe.

As a result of our merger with GlobalSantaFe, we acquired two additional divisions with operations in drilling management services and oil and gas properties, respectively, that together comprise the “other” segment.  Paragraph 18 of SFAS 131 establishes quantitative thresholds for revenues, operating income and total assets, above which an entity is required to disclose separate information about an operating segment.

We performed an evaluation and determined that the two divisions, in the aggregate, did not meet any of the three quantitative thresholds requiring separate disclosure information based on historical information.  For the year ended and as of December 31, 2007, the contract drilling segment comprised at least 98 percent of our total consolidated revenues, operating income and total assets.  Additionally, we did not expect the divisions to exceed the quantitative thresholds established in paragraph 18 of SFAS 131 based on forecasted information available at the time of filing the Form 10-K.  We will continue to monitor the quantitative and qualitative measurements to determine whether additional disclosures would be helpful or required in our future filings.

Schedule 14A filed April 2, 2008

2007 Director Compensation, page 14

Comment:

9.                                       In future filings, please disclose the grant date fair value of the stock awards.  See Instruction to Item 402(k)(2)(iii) and (i)(v) of Regulation S-K.

Company Response:

We will disclose the grant date fair value of the stock awards granted to directors for the applicable year in future filings.